EXHIBIT 99.1

Acasti to Present at Two Scientific Forums

LAVAL, Quebec, May 1, 2014 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. ("Acasti" or the "Corporation") (Nasdaq:ACST) (TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, announced today that it will be presenting at two upcoming scientific forums. The presentations will be on Acasti's Phase II Open Label (COLT) trial results, previously announced in August 2013. The conferences include:

  The National Lipid Association Scientific Sessions 2014 to be held in Orlando, Florida from May 1-4, 2014. Acasti will present on Friday, May 2 from 11:30 to 12:30 and Saturday, May 3 from 12:00 to 1:00
  The 82nd Congress of the European Atherosclerosis Society to be held in Madrid, Spain from May 31-June 3, 2014. Acasti will present on Sunday, June 1 from 12:30 to 3:00 and Monday, June 2 from 12:30 to 3:00

The presentation will be available on the investor section of Acasti's website under events and presentations, at the conclusion of the National Lipid Association conference: acastipharma.com/en/investor-relations/events.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Acasti in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Acasti disclaims any intention or obligation to update or revise any forward-looking statements.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@acastipharma.com
         www.acastipharma.com